                       SECURITIES AND EXCHANGE COMMISSION


                              Washington, DC 20549

                                    FORM 6-K

                  REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
                RULE 13a-16 OR 15d-16 OF THE SECURITIES EXCHANGE
                                   ACT OF 1934


                          FOR THE MONTH OF OCTOBER 2003

                        (Commission File No. 33-84952-02)

                          THE WHARF (HOLDINGS) LIMITED
                  (Translation of registrant's name in English)

                            16TH FLOOR, OCEAN CENTRE
                            HARBOUR CITY, CANTON ROAD
                               KOWLOON, HONG KONG
                                 (852) 2118 8118
                    (Address of Principal Executive Offices)


             (Indicate by check mark whether the registrant files or
              will file annual reports under cover of Form 20-F or
                                   Form 40-F.)

                              Form 20-F X Form 40-F


                (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the
                 Commission pursuant to Rule 12g3-2(b) under the
                        Securities Exchange Act of 1934.)

                                    Yes      No X





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[CR LOGO]                                                                Form D2
COMPANIES REGISTRY                                    NOTIFICATION OF CHANGES OF
                                                         SECRETARY AND DIRECTORS



                                                                  COMPANY NUMBER
                                                                         17

1    COMPANY NAME

     The Wharf (Holdings) Limited



2    TYPE OF CHANGE

     * [  ] Resignation or cessation              [   ] New appointment
                                                  [ X ] Change of particulars

3    DETAILS OF CHANGE

(Note 2)  A. RESIGNATION OR CESSATION
             (Use Continuation Sheet A if more than 1 resignation or cessation)


    *  [  ]Secretary                [  ]Director   [  ]Alternate Director


     NAME

          ----------------------------------------------------------------------
                Surname                                         Other names

     IDENTIFICATION

     a    Hong Kong Identity Card
          or Company Number
                                        ----------------------------------------
                                        I.D. Card Number          Company Number

     b    Overseas Passport
                                        ----------------------------------------
                                        Number                   Issuing Country


     DATE OF RESIGNATION OR CESSATION    DD      MM        YYYY

                                         ---------------------------------------
                                         Date                       Alternate To


* Please tick the relevant box(es)

PRESENTOR'S NAME AND ADDRESS             FOR OFFICIAL USE
----------------------------             ---------------------------------------

The Wharf (Holdings) Limited
16/F., Ocean Centre,
Harbour City, Canton Road,
Kowloon,
Hong Kong.

NOTIFICATION OF CHANGES OF SECRETARY AND DIRECTORS                Company Number
                                                                        17


                                                                          Page 2
3    DETAILS OF CHANGESS

(Notes  B. APPOINTMENT / CHANGE OF PARTICULARS
 3 & 4) (Use Continuation Sheet B if more than 1 director / secretary is involved)

     BRIEF DESCRIPTION                                         EFFECTIVE DATE(S)
     ---------------------------------------------------------------------------
      Change of address of Director                  16          10         2003

                                                     DD          MM         YYYY


     EXISTING NAME  CHENG                          Paul Ming Fun

     NAME/NEW NAME                           -
                    ------------------------------------------------------------
                    Surname                                Other names
                    ------------------------------------------------------------
                                             -
                    ------------------------------------------------------------
                                    Alias (if any)

                    ------------------------------------------------------------
                                             -
                    ------------------------------------------------------------
                                     Previous Names

                    ------------------------------------------------------------
     ADDRESS        House J, Bauhinia Garden, 42 Chung Hom Kok Road, Hong Kong


     IDENTIFICATION

     a    Hong Kong Identity Card         D602758(0)                  -
          or Company Number
                                         ---------------------------------------
                                         I.D. Card Number         Company Number


     b    Overseas Passport                -                          -
                                         ---------------------------------------
                                         Number                  Issuing Country


THIS NOTIFICATION INCLUDES   Nil CONTINUATION SHEET A AND  Nil
CONTINUATION SHEET B.



Signed:     (Sd.) Wilson W. S. Chan

(Name): ( Wilson W. S. Chan           )    Date: 17.Oct.2003
         -----------------------------           -------------------------------
         Secretary

* Delete whichever does not apply

                                   SIGNATURES

            Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                      THE WHARF (HOLDINGS) LIMITED - WHARF



Date: October 22, 2003

                                         By:  /s/ Wilson Chan
                                             ---------------------------------
                                               Name:  Wilson Chan
                                               Title: Company Secretary